SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                                                               Nokia Press Releases dated October 22, 2004 and titled:

NOKIA CLOSES 2003 WITH EXCELLENT FOURTH QUARTER

Nokia Board of Directors convenes Annual General Meeting 2004 and projects a new stock repurchase plan

Nokia Introduces a New Equity Program for 2004:

• Increased Performance Orientation Through a Broad-Based Performance Shares Program

• Significant Reduction in Number of Stock Options

Nokia Board Corporate Governance and Nomination Committee Presents a Proposal for Composition of the Board

PRESS RELEASE
January 22, 2004

NOKIA CLOSES 2003 WITH EXCELLENT FOURTH QUARTER

Nokia Mobile Phones grows sales and delivers record profits for Q4 and full year 2003

Nokia Networks demonstrates good profitability in Q4 due to strong seasonality and favorable product mix as well as impact of restructuring measures

Highlights 4Q 2003 (all comparisons are year on year):

•                  Net sales decreased 1% to EUR 8.8 billion (up 8% at constant currency)

•                  Nokia Mobile Phones net sales increased 4% to EUR 7.0 billion (up 15% at constant currency)

•                  Nokia Mobile Phones volumes grew 20% to 55.3 million units, leading to an estimated 38% market share

•                  Mobile phone industry volumes were an estimated 145 million units

•                  Excellent profitability with Nokia Mobile Phones pro forma and reported operating margins of 24.7% and 24.4%, respectively

•                  Color-screen phones made up half of Nokia Mobile Phones volumes

•                  Nokia Networks sales were EUR 1.7 billion, exceeding Nokia expectations

•                  Nokia Networks pro forma and reported operating margins improved to 12.1% and 2.4%, respectively

•                  Pro forma EPS (diluted) grew 12% to EUR 0.29; reported EPS (diluted) grew 14% to EUR 0.25

Highlights full-year 2003 (all comparisons to full-year 2002):

•                  Net sales decreased 2% to EUR 29.5 billion (up 7% at constant currency)

•                  Nokia Mobile Phones net sales were up 2% to EUR 23.6 billion (up 12% at constant currency)

•                  Nokia Mobile Phones volumes grew 18% to 179.3 million units

•                  Total mobile phone industry volumes grew 16% to an estimated 471 million units

•                  Nokia’s estimated mobile phone market share was slightly above 38%

•                  Nokia Mobile Phones achieved record pro forma operating margins of 23.6% (reported 23.2%)

•                  Nokia Networks sales decreased 14% to EUR 5.6 billion with a pro forma operating margin of - 4.2% (reported -3.9%)

•                  Pro forma EPS (diluted) decreased 4% to EUR 0.79, reported EPS (diluted) grew 6% to EUR 0.75

Nokia’s Board of Directors will propose a dividend of EUR 0.30 per share for 2003 (EUR 0.28 per share for 2002).

JORMA OLLILA, CHAIRMAN AND CEO:

2003 was a record year for the mobile handset industry and for Nokia Mobile Phones. With volume growth of 16%, the mobile phone market achieved record volumes of 471 million units for the year, and culminated in high fourth quarter volumes of 145 million units, according to our preliminary estimates. Nokia Mobile Phones reached not only record profits, but also higher-than-ever sales and volumes. In addition, we managed to slightly increase our mobile phone market share to just above 38% for the full year. This is a remarkable achievement from the Nokia team.

We strengthened our position in three strategic areas by attaining the number one market position in the United States and the number one position in GSM in China, as well as significantly increasing global CDMA market share. I am also very pleased with the 12% pro forma operating margin achieved by Nokia Networks in the fourth quarter. Towards the end of the year, the infrastructure market showed encouraging signs of recovery as the mobile operators increased investments and the market began to stabilize.

	NOKIA 4Q and 2003 - PRO FORMA (excludes goodwill amortization and non-recurring items)
EUR million	4Q/2003	4Q/2002	Change (%)	2003	2002	Change (%)
Net sales	8 789	8 843	-1	29 455	30 016	-2
Nokia Mobile Phones	7 009	6 742	4	23 618	23 211	2
Nokia Networks	1 706	2 084	-18	5 620	6 539	-14
Nokia Ventures Organization	108	107	1	366	459	-20
Operating profit	1 858	1 655	12	5 095	5 420	-6
Nokia Mobile Phones	1 731	1 665	4	5 575	5 293	5
Nokia Networks	206	19		-236	416
Nokia Ventures Organization	-36	59		-159	-59
Common Group Expenses	-43	-88		-85	-230
Operating margin (%)	21.1	18.7		17.3	18.1
Nokia Mobile Phones (%)	24.7	24.7		23.6	22.8
Nokia Networks (%)	12.1	0.9		-4.2	6.4
Nokia Ventures Organization (%)	-33.3	55.1		-43.4	-12.9
Financial income and expenses	71	52	37	352	156	126
Profit before tax and minority interests	1 920	1 707	12	5 429	5 557	-2
Net profit	1 357	1 247	9	3 742	3 948	-5
EPS, EUR
Basic	0.29	0.26	12	0.79	0.83	-5
Diluted	0.29	0.26	12	0.79	0.82	-4

• All pro forma 4Q and 2003 figures can be found in the tables on pages (9-11) and (17-21). A reconciliation of the pro forma figures to our reported results can be found in the tables on page 11.

	NOKIA 4Q and 2003 - REPORTED
EUR million	4Q/2003	4Q/2002	Change (%)	2003	2002	Change (%)
				(audited)	(audited)
Net sales	8 789	8 843	-1	29 455	30 016	-2
Nokia Mobile Phones	7 009	6 742	4	23 618	23 211	2
Nokia Networks	1 706	2 084	-18	5 620	6 539	-14
Nokia Ventures Organization	108	107	1	366	459	-20
Operating profit	1 669	1 466	14	5 011	4 780	5
Nokia Mobile Phones	1 707	1 642	4	5 483	5 201	5
Nokia Networks	41	-82		-219	-49
Nokia Ventures Organization	-37	-6		-161	-141
Common Group Expenses	-42	-88		-92	-231
Operating margin (%)	19.0	16.6		17.0	15.9
Nokia Mobile Phones (%)	24.4	24.4		23.2	22.4
Nokia Networks (%)	2.4	-3.9		-3.9	-0.7
Nokia Ventures Organization (%)	-34.3	-5.6		-44.0	-30.7
Financial income and expenses	71	52	37	352	156	126
Profit before tax and minority interests	1 731	1 518	14	5 345	4 917	9
Net profit	1 168	1 046	12	3 592	3 381	6
EPS, EUR
Basic	0.25	0.22	14	0.75	0.71	6
Diluted	0.25	0.22	14	0.75	0.71	6

All reported 4Q and 2003 figures can be found in the tables on pages (9-11) and (17-21).

In 2003, Nokia achieved excellent profitability and pro forma operating profit of EUR 5.1 billion. In addition, our cash flow remained at an excellent level. At constant currency, Nokia sales would have grown 7% and Nokia Mobile Phones sales would have grown 12%. Sales were muted by the continued weakness of the US dollar, which depreciated by about 17% against the euro during the year.

We saw an increase in the average selling price of mobile phones compared with the third quarter as consumers upgraded to more advanced devices. Half of Nokia’s handset volumes for the fourth quarter had color screens.  Nokia also has the broadest camera phone portfolio with 12 models announced by the end of 2003.  We have been able to establish Series 60 as the leading mobile device platform and the Nokia 6600 smart phone, which exemplifies the convergence trend, has been an instant commercial success after its sales debut in October.

In addition to the mass-market adoption of more advanced phones, there was strong growth in emerging markets. Low penetration markets, such as India, Brazil and Russia, experienced significant volume growth, and Nokia Mobile Phones built on its leading position in many of the high growth and emerging markets.

Nokia Networks positive Q4 pro forma result comes from stronger-than-expected year-end operator investments combined with a favorable product mix and the success of the decisive restructuring measures we took in early 2003.  It also reflects the improved profitability of 3G WCDMA as we have successfully addressed temporary quality issues experienced in the first part of 2003.

In 2004, Nokia expects market growth to continue. We expect total mobile phone market volumes to grow somewhat over 10% and the infrastructure market to be flat to slightly up.

We are energized by our reorganization into four business groups, which better reflect our strategy to expand mobile voice, drive consumer mobile multimedia and mobilize enterprise solutions.  We enter 2004 ready to build on our already strong positions in Mobile Phones and Networks and to lay the foundations for future growth with the Multimedia and Enterprise Solutions business groups.

Nokia achieved its continued solid performance and high profitability with the commitment of our dedicated and hard-working employees.  I thank everyone at Nokia for being passionate about what we do - Connecting People - and for contributing to our continued progress.

BUSINESS DEVELOPMENT AND OUTLOOK

Fourth quarter delivers strong Nokia Mobile Phones and Nokia Networks sales

Nokia fourth-quarter net sales decreased by 1% to EUR 8.8 billion, compared to fourth quarter 2002.  However, at constant currency, group net sales would have been up by 8% year on year.

In the fourth quarter, Nokia Mobile Phones net sales climbed 4% year on year, reaching EUR 7.0 billion, driven by high volumes and a favorable product mix featuring color-screen and camera phones. Sales continued to be strong in low penetration markets such as India, Brazil and Russia.  On a regional level, the Americas had excellent sales growth and the Europe/Middle East/Africa region had solid growth, while sales in the Asia-Pacific region declined slightly.  At constant currency, Nokia Mobile Phones net sales would have increased 15% year on year.

Nokia Networks net sales declined 18% year on year and were EUR 1.7 billion in the fourth quarter, exceeding our earlier expectations, primarily because of especially strong year-end investments from operators.  Sales declined in all three geographical regions, Europe/Middle East/Africa, the Americas, and Asia-Pacific.  However, sales growth was strong in China.  At constant currency, Nokia Networks net sales would have been EUR 1.8 billion.

Higher Nokia Mobile Phones sales for 2003, Nokia Networks sales were low until fourth quarter

For the full year 2003, Nokia net sales decreased by 2% year on year to EUR 29.5 billion, but would have been up 7% at constant currency.  This reflects the significant impact of the weak US dollar, which depreciated by about 17% against the euro in 2003.

Full-year net sales for Nokia Mobile Phones reached their highest level ever at EUR 23.6 billion, up 2% compared to 2002, driven by the consumer uptake of color-screen and camera phones, Nokia’s growing presence in low penetration markets, and Nokia’s increased share of the US, China and CDMA markets.

Nokia Mobile Phones net sales growth was more than offset by the decline in Nokia Networks net sales, which decreased 14% year over year to EUR 5.6 billion.  This was due to the continued decline in the infrastructure market in 2003. Nokia Networks made a small gain in market share, reaching slightly above 15% of the overall mobile infrastructure market.  Despite the continued decline in 2003, encouraging signs in the fourth quarter indicated that the market was beginning to stabilize as the financial position of operators improved, leading to an overall spending increase in all markets.

Record profit in Nokia Mobile Phones for fourth quarter and 2003

In the fourth quarter 2003, Nokia Mobile Phones achieved record pro forma operating profit of EUR 1.7 billion (reported EUR 1.7 billion), up 4% compared to the fourth quarter 2002, and maintained a strong pro forma operating margin of 24.7% (reported 24.4%).

Full-year pro forma operating profit also reached a record high of EUR 5.6 billion, up 5% compared to 2002 (reported increased 5% to EUR 5.5 billion), with the pro forma operating margin increasing to 23.6% (reported increasing to 23.2%).

Nokia Networks improves fourth quarter profitability in a challenging year following its restructuring

In the fourth quarter, Nokia Networks pro forma operating profit was EUR 206 million, including EUR 108 million in impairments and write-offs of capitalized research and development expenses (reported operating profit EUR 41 million, including goodwill impairments of EUR 151 million), compared to EUR 19 million (reported operating loss EUR 82 million) in the fourth quarter 2002.  Nokia Networks pro forma operating margin reached 12.1% (reported 2.4%) in the quarter reflecting stronger-than-expected year-end operator investments combined with a favorable product mix and the positive impact of the restructuring measures taken earlier in 2003.  The level of profitability in the fourth quarter is not indicative of a trend.

For the full year 2003, Nokia Networks had a pro forma operating loss of EUR 236 million (reported EUR 219 million operating loss, including a EUR 151 million goodwill impairment and a positive adjustment of EUR 226 million related to customer finance impairments), compared to a pro forma operating profit of EUR 416 million (reported EUR 49 million operating loss) in 2002.  The 2003 pro forma operating result was adversely affected by charges related to restructuring costs as well as impairments and write-offs of capitalized R&D expenses at Nokia Networks totaling EUR 550 million.

Cash position remains excellent

Nokia’s cash position remained excellent at EUR 11.3 billion as of December 31, 2003.  During 2003, Nokia paid EUR 1.4 billion in dividends and used a record EUR 1.4 billion for share buy-backs.

Nokia and industry mobile phone volume growth robust in Q4 and 2003

For the fourth quarter 2003, overall mobile phone market volumes are estimated to be about 145 million units, a 23% increase year on year.  Nokia achieved a record volume of 55.3 million units, a 20%

increase year-on-year and a 22% increase sequentially, resulting in an estimated 38% market share in the fourth quarter.

According to Nokia’s preliminary estimates for the full year, Nokia Mobile Phones volume growth of 18% was faster than the market volume growth of 16%.  Nokia’s market share reached slightly above 38% with Nokia Mobile Phones volumes of 179.3 million units in a global market of an estimated 471 million units.  Year-on-year market volume growth was 20% in Europe, 17% in the Americas and about 11% the Asia-Pacific region. Nokia continues to aim for 40% market share in the mobile device market.

In 2003, the company estimates the number of global mobile subscribers has grown to 1.3 billion and forecasts this number to reach two billion in 2008.

Industry Outlook

Nokia continues to expect that mobile device market volumes will grow somewhat over 10% in 2004.  Volume growth in mobile devices in 2004 is expected to come from increased penetration in growth markets and ongoing upgrades in developed markets.

In 2004, the network infrastructure market is expected to be at the same level as 2003 or slightly up, in euro terms.

In 2004, the mobile multimedia market will be in its infancy.  However, Nokia expects to see demand continue to develop for mobile imaging, games, media and music devices as consumers become more aware of mobile multimedia services.

For the enterprise solutions market, Nokia sees that complete end-to-end solutions, covering mobile devices, gateway platforms, network security and applications will be key growth drivers.  The company anticipates that 2004 will be of a year of initial building in the mobile enterprise solutions market by the industry and Nokia.

Nokia believes that 2004 will be the year of full-scale commercialization of 3G WCDMA.  By the end of 2004, Nokia expects that more than 50 WCDMA networks will have been launched and that a large number of WCDMA handsets from different vendors will be available.

Nokia outlook for Q1 2004

First quarter net sales for Nokia Group are expected to increase in the range of 3% – 7%, compared to the first quarter of 2003.  First quarter reported EPS (diluted) is expected to be in the range of EUR 0.17 and EUR 0.19.

As of the Q1 2004 results announcement, Nokia will no longer provide pro forma results.

NOKIA MOBILE PHONES IN THE FOURTH QUARTER 2003

Nokia mobilizes media, launches first media device - Nokia 7700

Mobilizing media consumption is a key element in Nokia’s multimedia strategy.  In October, Nokia unveiled its first media category device, the pen-based Nokia 7700 with its high-resolution screen.  The Nokia 7700 provides mobile access to the Internet and the ability to create and share personal digital content.

Nokia opens mobile games market with sales start of Nokia N-Gage™

The N-Gage game deck started selling in over 60 countries on October 7 with total shipments for 2003 reaching more than 600,000 units.  Early market reaction has been positive in most European and Asia-Pacific markets with slower uptake in North America.  Nokia is confident about the long-term success of the N-Gage platform given the continued introduction of new game titles and the value added by mobile multiplayer game play.

During the quarter, several key games were announced for the N-Gage game deck, bringing mobility to the strategy, action, sports, and racing genres, allowing mobile gamers to play a range of both exclusive N-Gage games and blockbuster titles in new and exciting ways.

Milestones reached in Imaging and 3G WCDMA markets

Shipping since October, the Nokia 6600 brings together a digital camera, PDA and mobile phone supported by the easy-to-use Series 60 platform.  It has been an instant commercial success and a benchmark product for the entire industry, showing that consumers and business users are ready to upgrade to feature-rich devices.

Nokia’s second 3G WCDMA phone, the Nokia 7600, went on sale in December and received positive feedback on its innovative design and features.  During 2003, Nokia together with several operators achieved major milestones in ensuring that the technology maturity of 3G WCDMA will pave the way for mass-market 3G services during 2004.

World’s first GSM push-to-talk phone

Nokia is the industry leader in bringing push-to-talk services to the GSM world and is active in developing the push-to-talk standard as part of the Open Mobile Alliance specifications.  In October, Nokia unveiled the world’s first GSM push-to-talk handset, the Nokia 5140, to be sold in the Americas, Europe/Middle East/Africa and Asia-Pacific markets.

Nokia continues to strengthen CDMA market position

During the fourth quarter, Nokia’s CDMA business launched four new handsets and developed next-generation technology.  Nokia began shipments of CDMA handsets to some of the world’s leading CDMA operators in India, China and the United States, where the top five CDMA carriers are Nokia CDMA customers.  Availability of the color-screen Nokia 3589i for Verizon Wireless was announced during the quarter.

Lab tests and live demonstrations of cdma2000 1xEV-DV technology have moved this new technology closer to commercialization. In November, Nokia demonstrated live video streaming over 1xEV-DV and showcased the world’s first prototype dual-stack IPv4/IPv6 handset, designed to support future IPv6 based networks.

Mobile software

The active developer community already supporting Series 40 and Series 60 was strengthened with the release of Series 40, Series 60, and the new Series 90 Developer Platforms.  New developer platform categories aim to provide developers with mass-market reach and attractive business opportunities.

Nokia continued to work with several operators around the world and received positive feedback about the user-friendliness and the technical superiority of Series 60 for rapidly launching mobile operator services.  Nokia recognized five companies for their excellence in the Series 60 Platform Community Awards 2003.

NOKIA NETWORKS IN THE FOURTH QUARTER

Strong progress in WCDMA and EDGE rollouts

During the fourth quarter, Nokia announced 3G WCDMA deals with M1 and StarHub in Singapore and with MTC Vodafone in Bahrain, as well as a 3G core network deal with Hutchison in Hong Kong. Nokia also demonstrated its end-to-end WCDMA capabilities together with Orange at Telecom 2003.  The fourth quarter deals and customer feedback further reinforced the solid performance of the Nokia WCDMA solution.  In November, AT&T Wireless Services opened a nationwide EDGE network in the United States with Nokia as the major supplier.

Nokia first with push-to-talk solution

In October, Nokia introduced its carrier grade push-to-talk over cellular network products for early market entry and has 30 trials underway with operators globally.  Based on open specifications, the Nokia system offers a full feature set and a smooth migration path to the upcoming Push to talk over Cellular Open Mobile Alliance standard.

In addition to the push-to-talk solutions, Nokia also introduced a solution to support fixed-to-mobile substitution in enterprises, as well as solutions for optimal total cost of ownership and greater coverage in TETRA professional mobile radio networks.

Strong flow of GSM/GPRS/EDGE deals in Asia, China and Europe

During the fourth quarter, Nokia announced a USD 125 million GSM expansion deal with Henan MCC in China, a GSM expansion deal with China Unicom Zhejiang, a GSM/EDGE deal with Globe in the Philippines, a GSM deal with Millicom in Sierra Leone, a USD 70 million GSM/GPRS deal with VimpelCom in Russia, and GSM/GPRS/EDGE deals with DTAC and AIS in Thailand. Nokia also made MMS deals with GloBul in Bulgaria and with Cingular in the US.

In TETRA networks, Nokia made agreements with Communauté Urbaine de Bordeaux in France and with Shenzhen Metro in China.

NOKIA VENTURES ORGANIZATION IN THE FOURTH QUARTER

In the fourth quarter 2003, Nokia Internet Communications performed well and sales were higher than in the previous quarter due primarily to the uptake of its core Network Integrity products and services, and growth in new business.  Year-on-year sales remained flat, reflecting the continued weakness of the US dollar.

The unit expanded its reach into the Government sector and the Chinese market.  It also added new products to its broad portfolio of network appliance products, and continued to maintain a leading market share position. Sales of its recently launched SSL VPN and mobile middleware products also continued on track as more customers expressed an interest in infrastructure investments aimed at securely mobilizing their workforces.

Nokia Ventures Organization continued to contribute to Nokia’s renewal by developing projects falling outside the scope of Nokia’s core businesses.  One example is the development of the mobile broadcast of TV-like content with IP Datacasting technology over DVB-H (Digital Video Broadcast – Handheld) to complement the multimedia content consumers can access with cellular technologies, such as GPRS, CDMA1X and WCDMA.  In December, Nokia and other industry players in Finland launched a commercial pilot for mobile broadcast services based on the emerging and widely supported DVB-H standard.

NOKIA IN OCTOBER-DECEMBER 2003 REPORTED

(International Accounting Standards, IAS, comparisons given to fourth quarter 2002 results)

Nokia’s net sales decreased by 1% to EUR 8 789 million (EUR 8 843 million). Sales of Nokia Mobile Phones were up 4% at EUR 7 009 million (EUR 6 742 million). Sales of Nokia Networks decreased by 18% to EUR 1 706 million (EUR 2 084 million). Sales of Nokia Ventures Organization were up 1% and totalled EUR 108 million (EUR 107 million).

Operating profit increased by 14% to EUR 1 669 million (EUR 1 466 million), representing an operating margin of 19.0% (16.6%). Operating profit in Nokia Mobile Phones increased by 4% to EUR 1 707 million (EUR 1 642 million), representing an operating margin of 24.4% (24.4%). Operating profit in Nokia Networks was EUR 41 million (operating loss EUR 82 million), including a goodwill impairment of EUR 151 million during the fourth quarter as well as impairments and write-offs of capitalized R&D totaling EUR 108 million, resulting in an operating margin of 2.4% (-3.9%). Nokia Ventures Organization reported an operating loss of EUR 37 million (operating loss of EUR 6 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 42 million (EUR 88 million).

Financial income totaled EUR 71 million (EUR 52 million). Profit before tax and minority interests was EUR 1 731 million (EUR 1 518 million). Net profit totaled EUR 1 168 million (EUR 1 046 million). Earnings per share increased to EUR 0.25 (basic) and to EUR 0.25 (diluted) compared with EUR 0.22 (basic) and EUR 0.22 (diluted) in the fourth quarter 2002.

At December 31, 2003, net debt-to-equity ratio (gearing) was -71% (-61% at the end of 2002). During the October to December period 2003, capital expenditures amounted to EUR 118 million (EUR 83 million).

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 10-12/03	Pro forma 10-12/02	Reported 10-12/03	Reported 10-12/02

Net sales	8,789	8,843	8,789	8,843
Cost of sales (1)	-4,944	-5,492	-4,944	-5,451
Research and development expenses	-987	-852	-987	-852
Selling, general and administrative expenses	-1,000	-844	-1,000	-844
Customer finance impairment charges	—	—	—	—
Adjustment to customer finance impairment	—	—	—	—
Impairment of goodwill	—	—	-151	-182
Amortization of goodwill	—	—	-38	-48

Operating profit	1,858	1,655	1,669	1,466
Share of results of associated companies	-9	—	-9	—
Financial income and expenses	71	52	71	52

Profit before tax and minority interests	1,920	1,707	1,731	1,518

Tax	-542	-448	-542	-460
Minority interests	-21	-12	-21	-12

Net profit	1,357	1,247	1,168	1,046

Earnings per share, EUR
Basic	0.29	0.26	0.25	0.22
Diluted	0.29	0.26	0.25	0.22

Average number of shares (1,000 shares)
Basic	4,715,442	4,767,504	4,715,442	4,767,504
Diluted	4,715,489	4,788,991	4,715,489	4,788,991

Depreciation and amortization, total			278	346

Non-recurring items

(1) Recovery of MobilCom receivables of EUR 41 million in 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (pro forma unaudited, reported audited)

	Pro forma 1-12/03	Pro forma 1-12/02	Reported 1-12/03	Reported 1-12/02
Net sales	29,455	30,016	29,455	30,016
Cost of sales (1)	-17,237	-18,305	-17,237	-18,278
Research and development expenses	-3,760	-3,052	-3,760	-3,052
Selling, general and administrative expenses	-3,363	-3,239	-3,363	-3,239
Customer finance impairment charges (2)	—	—	—	-292
Adjustment to customer finance impairment (3)	—	—	226	13
Impairment of goodwill	—	—	-151	-182
Amortization of goodwill	—	—	-159	-206

Operating profit	5,095	5,420	5,011	4,780
Share of results of associated companies	-18	-19	-18	-19
Financial income and expenses	352	156	352	156

Profit before tax and minority interests	5,429	5,557	5,345	4,917

Tax	-1,633	-1,557	-1,699	-1,484
Minority interests	-54	-52	-54	-52

Net profit	3,742	3,948	3,592	3,381

Earnings per share, EUR
Basic	0.79	0.83	0.75	0.71
Diluted	0.79	0.82	0.75	0.71

Average number of shares (1,000 shares)
Basic	4,761,121	4,751,110	4,761,121	4,751,110
Diluted	4,761,161	4,788,042	4,761,161	4,788,042

Depreciation and amortization, total			1,138	1,311

Non-recurring items

(1) In 2002, non-recurring charges of EUR 14 million (MobilCom) in 3Q and positive adjustment of EUR 41 million related to MobilCom write-off in Q4

(2) In 2002, customer finance impairment charges related to MobilCom in 3Q.

(3) In 2003, a positive adjustment in 1Q of EUR 226 million to 3Q 2002 customer finance impairment charge related to MobilCom. In 2Q 2002, a positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

NET SALES BY BUSINESS GROUP, EUR million (quarterly reported unaudited, full-year audited)

	10-12/2003	10-12/2002	1-12/2003	1-12/2002
Nokia Mobile Phones	7,009	6,742	23,618	23,211
Nokia Networks	1,706	2,084	5,620	6,539
Nokia Ventures Organization	108	107	366	459
Inter-business group eliminations	-34	-90	-149	-193

Nokia Group	8,789	8,843	29,455	30,016

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million

(pro forma unaudited, quarterly reported unaudited, full-year audited)

Pro forma	10-12/2003	10-12/2002	1-12/2003	1-12/2002
Nokia Mobile Phones	1,731	1,665	5,575	5,293
Nokia Networks	206	19	-236	416
Nokia Ventures Organization	-36	59	-159	-59
Common Group Expenses	-43	-88	-85	-230

Nokia Group	1,858	1,655	5,095	5,420

Goodwill amortization	10-12/2003	10-12/2002	1-12/2003	1-12/2002
Nokia Mobile Phones	-24	-23	-92	-92
Nokia Networks	-14	-21	-58	-92
Nokia Ventures Organization	-1	-4	-2	-21
Common Group Expenses	1	—	-7	-1

Nokia Group	-38	-48	-159	-206

Non-recurring items	10-12/2003	10-12/2002	1-12/2003	1-12/2002
Nokia Mobile Phones	—	—	—	—
Nokia Networks	-151	-80	75	-373
Nokia Ventures Organization	—	-61	—	-61
Common Group Expenses	—	—	—	—

Nokia Group	-151	-141	75	-434

Reported	10-12/2003	10-12/2002	1-12/2003	1-12/2002
Nokia Mobile Phones	1,707	1,642	5,483	5,201
Nokia Networks	41	-82	-219	-49
Nokia Ventures Organization	-37	-6	-161	-141
Common Group Expenses	-42	-88	-92	-231

Nokia Group	1,669	1,466	5,011	4,780

Statutory Release of Annual Accounts 2003

REVIEW BY THE BOARD OF DIRECTORS

(The below review by the Board of Directors forms part of the financial statements for 2003)

Nokia in 2003:

Nokia’s net sales in 2003 decreased by 2% compared with 2002 and totaled EUR 29 455 million (EUR 30 016 million in 2002). Sales in Nokia Mobile Phones were up 2% at EUR 23 618 million (EUR 23  211 million) and decreased in Nokia Networks by 14% to EUR 5 620 million (EUR 6 539  million). Sales decreased in Nokia Ventures Organization by 20% to EUR 366 million (EUR 459 million).

Operating profit in 2003 increased by 5% and totaled EUR 5 011 million (EUR 4 780 million in 2002). Operating margin was 17.0% (15.9% in 2002). Operating profit in Nokia Mobile Phones increased by 5% to EUR 5 483 million (EUR 5 201 million in 2002). Operating loss in Nokia Networks increased to EUR 219 million (operating loss of EUR 49 million in 2002). Operating margin in Nokia Mobile Phones was 23.2% (22.4% in 2002), while the operating margin in Nokia Networks was -3.9% (-0.7% in 2002). Nokia Ventures Organization showed an operating loss of EUR 161 million (operating loss of EUR 141 million in 2002). Common Group Expenses totaled EUR 92 million (EUR 231 million in 2002).

In 2003, operating profit included a positive adjustment of EUR 226 million related to customer financing impairment charges (MobilCom) and of EUR 550 million charges related to restructuring costs and impairments and write-offs of capitalized R&D expenses, as well as a goodwill impairment of EUR 151 million. All these items impacted on Nokia Networks operating result. In 2002, operating profit included customer finance impairments of EUR 279 million and goodwill impairments of EUR 182 million.

Financial income totaled EUR 352 million in 2003 (EUR 156 million in 2002). Profit before tax and minority interests was EUR 5 345 million in 2003 (EUR 4 917 million in 2002). Net profit totaled EUR 3 592 million in 2003 (EUR 3 381 million in 2002). Earnings per share increased to EUR 0.75 (basic) and to EUR 0.75 (diluted) in 2003, compared with EUR 0.71 (basic) and EUR 0.71 (diluted) in 2002.

At December 31, 2003, net-debt-to-equity ratio (gearing) was -71% (-61% at the end of 2002). Total capital expenditures in 2003 amounted to EUR 432 million (EUR 432 million in 2002).

At the end of 2003, outstanding long-term loans to customers totaled EUR 354 million (compared with EUR 1 056 million in 2002), while guarantees given on behalf of customers totaled EUR 33 million (EUR 91 million). In addition, Nokia had financing commitments totaling EUR 490 million (EUR 857 million) at the end of 2003.

Global Reach

In 2003, Europe/Middle East/Africa accounted for 57% of Nokia’s net sales (54% in 2002), the Americas 21% (22%) and Asia-Pacific 22% (24%). The 10 largest markets were the US, UK, Germany, China, UAE, India, Italy, France, Brazil and Spain, together representing 61% of total sales.

Research and Development

In 2003, Nokia continued to invest in its worldwide research and development network and cooperation. At year-end, Nokia had 19 849 R&D employees, representing approximately 39% of Nokia’s total personnel. Nokia has R&D centers in 11 countries. Research and development expenses increased by 23% (2% in 2002) and totaled EUR 3 760 million (EUR 3 052 million in 2002), representing 12.8% of net sales (10.2% of net sales in 2002).  Excluding personnel-related restructuring costs as well as impairments and write-offs of capitalized R&D expenses in Nokia Networks totaling EUR 470 million, the increase in R&D expenses would have been 8%, representing 11.2% of net sales.

Joint Initiatives

Industry cooperation is a key driver of a balanced business ecosystem and healthy competition. As the industry creates and implements open specifications, it enables devices and systems to work seamlessly together independently of the vendor.

The Open Mobile Alliance (OMA) has gained overwhelming industry support. Since its inception in June 2002, OMA has grown to more than 350 companies representing mobile operators, device and network suppliers, information technology companies, and content providers. It has intensified cooperation among industry players, bringing about the faster adoption of mobile services as well as market growth for the entire mobile industry. Interoperability is requisite for the success of mobile services and it is broadly supported through OMA. To date, there are 17 Enabler Releases available within OMA, and Nokia has been very active in deploying these. Of the latest Nokia devices introduced, 14 phone models adhere to multiple OMA specifications.

The Digital Home Working Group (DHWG) was introduced in June 2003 by Nokia together with 16 other industry leaders from the PC, consumer electronics and mobile industries to simplify sharing of digital content among consumer electronics, PCs, and mobile devices. The goal is to establish a platform of interoperability based on open industry standards to enable the transparent home network so that consumers can easily consume, manage, and distribute digital content in new ways.

People

The average number of personnel for 2003 was 51 605 (52 714 for 2002). At the end of 2003, Nokia employed 51 359 people worldwide (51 748 at year-end 2002). In 2003, Nokia’s personnel decreased by a total of 389 employees (decrease of 2 101 in 2002).

During 2003, our people management objectives focused on developing the leadership skills and competencies of our managers and leaders. A number of Nokia initiatives supported these objectives and helped to create a competitive advantage through our people.

Corporate Reorganization

Towards the end of 2003, Nokia decided, effective January 1, 2004, to reorganize in order to further align the company’s overall structure with its strategy.  Nokia’s new structure includes four business groups which form the main reporting structure: Mobile Phones; Multimedia; Networks; and Enterprise Solutions.  This provides us with a strong organizational base from which to make progress in the mobility industry and which also builds on the changes that were first implemented in Nokia Mobile Phones in 2002.

The new structure also includes three horizontal groups that support the business groups: Customer and Market Operations; Technology Platforms; and Research, Venturing and Business Infrastructure.

Corporate Governance

In 2003, the Board evaluated its practices in light of the various corporate governance initiatives introduced during the year. The emphasis was to maintain and adopt best practices to further increase transparency and accountability towards all stakeholders.  Nokia aims to comply with applicable rules and regulations, and to proactively seek practices beyond those requirements to enhance good governance.

Corporate Responsibility

During 2003, Nokia expanded its global community involvement program, Make a Connection, to 16 countries, reaching over 1.25 million people, and participated in the Philippines pilot of BRIDGEit, which uses mobile technology to bring interactive learning materials to schools in poor and remote areas.  The employee volunteering initiative, Nokia Helping Hands, also grew and is now in more than 25 countries.  Nokia also signed a 3-year frame agreement for cooperation with WWF (World Wide Fund for Nature). Nokia participates in many international initiatives, such as the United Nations’ Global Compact and ICT Task Force, International Youth Foundation, World Business Council for Sustainable Development and WWF.

As a result of the company’s performance in economic, environmental and social issues, and increased transparency in reporting, Nokia was again included in Socially Responsible Investment (SRI) benchmarks, such as the Dow Jones Sustainability Indexes and the FTSE4Good. In 2003, Nokia was ranked number one in the Global Communications Technology and European Technology market industry sectors within the Dow Jones Sustainability Index.

NOKIA MOBILE PHONES IN 2003

For the full year 2003, Nokia volumes reached a record 179 million units, leading to an estimated market share slightly above 38%.

Nokia Mobile Phones broadened and revitalized its product portfolio by launching 40 new products during 2003 with an emphasis on more advanced devices, CDMA technology, entry-level phones and market localization.  In addition to focusing on innovation and design in the portfolio in 2003, Nokia also made good progress in improving the quality of its processes and products, leading to concrete results.

Of the new products launched, 31 models had color-screens, 14 models had cameras and 24 models were MMS-enabled. The focus on more advanced devices includes the broad camera phone portfolio, with 12 camera phone models on the market by year-end.  Nokia also started sales of two products to drive the adoption of advanced devices: the Nokia 7600, Nokia’s second 3G WCDMA phone to pave the way for mass market 3G services, and the Nokia 6600 smart phone.  The commercial success of the Nokia 6600 has enabled the Symbian OS and Series 60 to become industry-leading smart phone platforms.

During the year, Nokia launched 11 CDMA handsets including Nokia’s first color-screen CDMA product, the Nokia 3586, and Nokia’s first CDMA camera phone, the Nokia 6225.

A refreshed line of entry-level phones includes the Nokia 3200, the company’s first high-volume, affordable camera phone; and the Nokia 2200 Series CDMA phones, designed for first-time users and growth markets.

Highlighting Nokia’s commitment to usability are two popular localized products.  The high-end Nokia 6108 pen-based phone for the Chinese market was the first phone enabling text input, handwriting recognition and predictive text in English and Chinese.  It was followed by an entry-level product, the Nokia 3108.

As examples of Nokia’s expanding imaging product portfolio, the Nokia Imagewear product group was launched in the third quarter and the Nokia Image Frame started shipping during the fourth quarter.  These products give consumers new ways to use digital images, and also strengthen Nokia’s overall imaging-related product offering.

In 2003, Nokia Mobile Phones also introduced products in new functional categories, such as the Nokia 7700 media device and the Nokia N-Gage mobile game deck.  The Multimedia business group is now responsible for the development and commercialization of devices such as these.

For enterprises, Nokia Mobile Phones introduced a range of business-oriented devices, such as the Nokia 6810 and Nokia 6820 messaging devices with full QWERTY keyboards, and the Nokia D211 and Nokia D311 multimode radio cards.  The Enterprise Solutions business group is now responsible for the development and commercialization of messaging devices and data card products such as these, including the Communicator product line.

In line with the high levels of demand, Nokia made the decision to expand production capacity at its Komárom factory in Hungary, among others.

NOKIA NETWORKS IN 2003

During 2003, Nokia announced seven 3G network deals in Bahrain, Greece, Hong Kong, Singapore, Switzerland, the UK and France.  Mobile operators began reconfirming their commitments to 3G WCDMA in the second half of the year by renewing and continuing network agreements and by accelerating network rollouts. By the end of 2003, Nokia was a supplier to six of the world’s 12 commercially launched 3G networks and was rolling out 3G WCDMA networks to 26 customers around the world.  Altogether, Nokia has 37 public 3G references.

Nokia announced 18 GSM, GPRS or GSM/GPRS/EDGE deals covering all markets, in addition to four EDGE deals in Latin America and Asia-Pacific.  During the year, EDGE gained momentum and at year-end, Nokia was a supplier to nine of the eleven commercially launched EDGE networks.  This included a nationwide EDGE deployment and network opening with AT&T Wireless in the United States.

There was also strong momentum in packet-based core networks and Nokia’s GPRS references increased by ten to 76 networks. Nokia also concluded 13 deals for Nokia Intelligent Content Delivery, the core network solution for multimedia services traffic and charging, and made several deals for MMS and other service enablers. Nokia has now supplied MMS technology to approximately 60 operators around the world. In TETRA networks for public safety and security customers, Nokia signed four new deals in China and France.

As part of Nokia’s aim to double the global subscriber base by 2008, the Nokia Connect GSM Solution for growth markets was launched in August. The Nokia Connect GSM Solution comprises infrastructure, network management and services, and aims to halve the total cost of ownership in network investment and operations.

In October, Nokia introduced its carrier grade network products for push-to-talk over cellular, a technology enabling new direct voice service for one-on-one and one-to-group communications over existing GPRS networks. Nokia has over 30 trials underway with operators globally.

During 2003, many mobile operators sought to lower their operating expenses and to improve the quality of their mobile services. In line with this, the importance of the Operations Solutions business to Nokia increased and Nokia successfully joined several leading operators to provide operations support, network performance services and service quality management solutions.

During the first half of the year, the group took measures to improve its profitability by lowering its research and development costs and reducing the number of employees. The actions already showed results in the fourth quarter as Nokia Networks profitability improved.

NOKIA VENTURES ORGANIZATION IN 2003

In the first half of 2003, revenue at Nokia Internet Communications continued to be affected by the slowdown in information technology spending.  During the second half of 2003, the market began to show signs of improvement.  Enterprises continued to rank spending on corporate network security as among their highest priorities with positive effects on the overall market growth in 2003. Full-year sales at Nokia Internet Communications were slightly lower year on year, reflecting the continued weakness of the US dollar.

The unit introduced new product categories and solutions in 2003 that expanded Nokia’s network security appliance portfolio beyond perimeter security, into the secure content management and connectivity arenas. New products focused predominantly on extending mobility to enterprise workforces, protecting corporate e-mail content, and providing firewall/virtual private network benefits to remote offices.

During 2003, Nokia Home Communications continued renewing and broadening its product portfolio of advanced digital satellite, terrestrial and cable television receivers with new models for consuming,

sharing and storing diverse digital content. These new products increased the interoperability between digital TV receivers and mobile phones. Nevertheless, sales in 2003 for Nokia Home Communications clearly declined compared to 2002.

CHANGES IN SHARE CAPITAL

In 2003, Nokia’s share capital increased by EUR 429 616.32 as a result of the issue of 7 160 272 new shares upon exercise of warrants issued to key personnel in 1997. Nokia’s share capital was also increased in May by EUR 73 502.82 when 1 225 047 shares were issued to finance the acquisition of Eizel Technologies, Inc. The shares were issued for a subscription price of EUR 14.76 per share based on the market price of Nokia shares. Due to the limited number of shares issued, the issuance did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plan a total of 94 478 500 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 1.351 billion during the period from April 22 to November 28. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 5 668 710, representing approximately 2% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2003, Nokia and its subsidiary companies owned 96 024 549 Nokia shares. The shares had an aggregate par value of EUR 5 761 472.94, representing 2% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2003 was 4 796 292 460. As a result of the new share issues, Nokia received a total of EUR 23 105 302.71 in additional shareholders’ equity in 2003. At December 31, 2003, Nokia’s share capital was EUR 287 777 547.60.

OUTLOOK

In 2003, Nokia continued to perform well in a challenging environment, translating its core strengths of leading brand, excellence in execution and continuous product renewal into strong profitability. Going into 2004, the company expects market conditions to remain challenging, but sees encouraging indications for recovery.  Nokia continues to expect somewhat over 10% volume growth for the mobile device market in 2004.  Moreover, the convergence of the mobile communications, information technology and media industries opens possibilities for Nokia to create new product and service categories, such as mobile games, multimedia and enterprise solutions.  The network infrastructure market began to stabilize towards the end of 2003 and is expected to be flat to slightly up in 2004.  Nokia will continue to build on its industry-leading position, seeking to achieve high profitability as well as to grow market share.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.30 per share for 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (audited)

	Reported 1-12/03	Reported 1-12/02

Net sales	29,455	30,016
Cost of sales	-17,237	-18,278
Research and development expenses	-3,760	-3,052
Selling, general and administrative expenses	-3,363	-3,239
Customer finance impairment charges, net of reversal	226	-279
Impairment of goodwill	-151	-182
Amortization of goodwill	-159	-206

Operating profit	5,011	4,780
Share of results of associated companies	-18	-19
Financial income and expenses	352	156

Profit before tax and minority interests	5,345	4,917

Tax	-1,699	-1,484
Minority interests	-54	-52

Net profit	3,592	3,381

Earnings per share, EUR
Basic	0.75	0.71
Diluted	0.75	0.71

Average number of shares (1,000 shares)
Basic	4,761,121	4,751,110
Diluted	4,761,161	4,788,042

Depreciation and amortization, total	1,138	1,311

CONSOLIDATED BALANCE SHEET, IAS, EUR million (audited)

	31.12.2003	31.12.2002
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	537	1,072
Goodwill	186	476
Other intangible assets	185	192
Property, plant and equipment	1,566	1,874
Investments in associated companies	76	49
Available-for-sale investments	121	238
Deferred tax assets	743	731
Long-term loans receivable	354	1,056
Other non-current assets	69	54
	3,837	5,742
Current assets
Inventories	1,169	1,277
Accounts receivable	5,231	5,385
Prepaid expenses and accrued income	1,106	1,156
Short-term loans receivable	465	416
Available-for-sale investments	816	—
Available-for-sale investments, cash equivalents	10,151	7,855
Bank and cash	1,145	1,496
	20,083	17,585

Total assets	23,920	23,327

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	288	287
Share issue premium	2,272	2,225
Treasury shares	-1,373	-20
Translation differences	-85	135
Fair value and other reserves	93	-7
Retained earnings	13,953	11,661
	15,148	14,281
Minority interests	164	173

Long-term liabilities
Long-term interest-bearing liabilities	20	187
Deferred tax liabilities	241	207
Other long-term liabilities	67	67
	328	461
Current liabilities
Short-term borrowings	387	377
Current portion of long-term debt	84	—
Accounts payable	2,919	2,954
Accrued expenses	2,468	2,611
Provisions	2,422	2,470
	8,280	8,412

Total shareholders’ equity and liabilities	23,920	23,327
Interest-bearing liabilities	491	564
Shareholders’ equity per share, EUR	3.22	2.98
Number of shares (1000 shares) *	4,700,268	4,786,762

* Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (audited)

	1-12/2003	1-12/2002
Cash flow from operating activities
Net profit	3,592	3,381
Adjustments, total	2,953	3,151
Net profit before change in net working capital	6,545	6,532
Change in net working capital	-203	955
Cash generated from operations	6,342	7,487
Interest received	256	229
Interest paid	-33	-94
Other financial income and expenses	119	139
Income taxes paid	-1,440	-1,947

Net cash from operating activities	5,244	5,814

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-7	-10
Purchase of non-current available-for-sale investments	-282	-99
Purchase of shares in associated companies	-61	—
Additions in capitalized development costs	-218	-418
Long-term loans made to customers	-97	-563
Proceeds from repayments and sale of long-term loans receivable	315	314
Proceeds from (+), payment (-) of other long-term receivables	-18	-32
Proceeds from (+), payment (-) of short-term loan receivables	63	-85
Capital expenditures	-432	-432
Proceeds from disposal of Group companies, net of disposed cash	—	93
Proceeds from sale of non-current available-for-sale investments	381	162
Proceeds from sale of fixed assets	19	177
Dividends received	24	25
Net cash used in investing activities	-313	-868

Cash flow from financing activities
Proceeds from stock option exercises	23	163
Purchase of treasury shares	-1,355	-17
Capital investment by minority shareholders	—	26
Proceeds from long-term borrowings	8	100
Repayment of long-term borrowings	-56	-98
Proceeds from (+), payment of (-) short-term borrowings	-22	-406
Dividends paid	-1,378	-1,348
Net cash used in financing activities	-2 780	-1 580

Foreign exchange adjustment	-182	-163
Net increase in cash and cash equivalents	1,969	3,203

Cash and cash equivalents at beginning of period	9,351	6,125
Cash and cash equivalents at end of period	11,320	9,328
Change in net fair value of current available-for-sale Investments	-24	23
As reported on balance sheet	11,296	9,351

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, EUR million (audited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2001	284	2 060	-21	326	20	9 536	12 205
Stock options exercised	3	160					163
Stock options exercised related to acquisitions		-17					-17
Tax benefit on stock options exercised		22					22
Acquisition of treasury shares			-17				-17
Reissuance of treasury shares			18				18
Dividend						-1 279	-1 279
Translation differences				-285			-285
Net investment hedge gains				94			94
Cash flow hedges					60		60
Available-for-sale investments					-87		-87
Other increase, net						23	23
Net profit						3 381	3 381
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Stock options exercised	1	22					23
Share issue related to acquisitions		18					18
Stock options exercised related to acquisitions		-6					-6
Tax benefit on stock options exercised		13					13
Acquisition of treasury shares			-1 363				-1 363
Reissuance of treasury shares			10				10
Dividend						-1 340	-1 340
Translation differences				-375			-375
Net investment hedge gains				155			155
Cash flow hedges					2		2
Available-for-sale investments					98		98
Other increase, net						40	40
Net profit						3 592	3 592
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148

COMMITMENTS AND CONTINGENCIES, EUR million

(audited)

	GROUP
	31.12.2003	31.12.2002
Collateral for own commitments
Property under mortgages	18	18
Assets pledged	13	13
Collateral given on behalf of other companies
Securities pledged	28	34
Contingent liabilities on behalf of Group companies
Other guarantees	184	339
Contingent liabilities on behalf of other companies
Guarantees for loans	5	57
Leasing obligations	753	704
Financial commitments
Customer financing	490	857

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1)

(audited)	2003	2002
Foreign exchange forward contracts(2)	10 271	11 118
Currency options bought(2)	2 924	1 408
Currency options sold(2)	2 478	1 206
Interest rate swaps	1 500	—
Cash settled equity options(3)	228	209
Cash settled equity swaps(3)	—	12

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) As at December 31, 2003 notional amounts include contracts amounting to EUR 3 billion used to hedge the shareholders’ equity of foreign subsidiaries (December 31, 2002 EUR 2 billion).

(3) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.227 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A)the timing of product and solution deliveries; B)our ability to develop, implement and commercialize new products, solutions and technologies; C)expectations regarding market growth, developments and structural changes; D)expectations and targets for our results of operations; and E)statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1)developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2)timing and success of the introduction and roll-out of new products and solutions;3) demand for and market acceptance of our products and solutions; 4)the impact of changes in technology and the success of our product and solution development; 5)the intensity of competition in the mobility industry and changes in the competitive landscape; 6)our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7)pricing pressures; 8)the availability of new products and services by network operators and other market participants;9)general economic conditions globally and in our most important markets; 10)our success in maintaining efficient manufacturing and logistics as well as high quality of our products and solutions;11) inventory management risks resulting from shifts in market demand; 12)our ability to source quality components without interruption and at acceptable prices; 13)our success in collaboration arrangements relating to technologies, software or new products and solutions; 14)the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15)any disruption to information technology systems and networks that our operations rely on; 16)our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights;17)developments under large, multi-year contracts or in relation to major customers; 18)the management of our customer financing exposure; 19)exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 20)our ability to recruit, retain and develop appropriately skilled employees;21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations as well as 23)the risk factors specified on pages 11 to 18 of the company’s Form 20-F under “Item 3.D Risk Factors” for the year ended December 31, 2002.

NOKIA, HELSINKI – JANUARY 22, 2004

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

• Nokia will report 1Q results on April 16, 2004

• Results announcements for 2Q and 3Q, 2004 are planned for July 15 and October 14, respectively.

• The Annual General Meeting will be held on March 25, 2004.

PRESS RELEASE

January 22, 2004

Nokia Board of Directors convenes Annual General Meeting 2004 and projects a new stock repurchase plan

Nokia Board of Directors submits proposals to the Annual General Meeting on March 25, 2004, and projects a stock repurchase plan

• Proposal to pay a dividend of EUR 0.30 per share

• Proposal to reduce the share capital through cancellation of a minimum of 94.5 million and a maximum of 146 million shares held by the Company

• Projection for a stock repurchase plan for 2004

• Proposal to renew authorizations of the Board to resolve to increase the share capital, repurchase Nokia shares and dispose them

• Proposal to increase the capital of The Foundation of Nokia Corporation by EUR 5 million

Proposal to pay a dividend

Nokia Board of Directors will propose to the Annual General Meeting on March 25, 2004, that a dividend of EUR 0.30 per share be paid.

Projection for a stock repurchase plan for 2004

As in 2003, Nokia Board of Directors projects to repurchase Nokia shares during 2004. Therefore, the Board proposes to the Annual General Meeting a renewal of the authorization of the Board to repurchase Nokia shares, as discussed below. The requested authorization would replace the current authorization valid until March 27, 2004.

Proposal to reduce the share capital through cancellation of Nokia shares

Nokia Board of Directors will propose that the share capital be reduced through cancellation of Nokia shares held by the Company and the shares possibly repurchased until the Annual General Meeting. The Board will propose that the reduction will be effected through cancellation of the above mentioned shares, i.e. a minimum of EUR 5 668 710 and a maximum of EUR 8 760 000, corresponding to a minimum of 94 478 500 and a maximum of 146 000 000 shares, and that the amount to be cancelled be transferred from the share capital to the share issue premium. The reduction of the share capital will have no effect on the relative holdings of the other shareholders of the Company or on the voting powers among them. As of December 31, 2003, the Company held a total of 94 478 500 Nokia shares as a result of the repurchases made in 2003.

Proposal to renew authorizations of the Board

Nokia Board of Directors will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 230 million Nokia shares. The shares may be repurchased in order to carry out the stock repurchase plan as a means to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to grant incentives to selected members of the personnel or in connection with these, to be transferred in other ways, or to be cancelled. The shares may be repurchased either through a tender offer made to all

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shareholders on equal terms or through public trading, including the use of certain derivative, share lending or other arrangements.

The Board will also propose that it be authorized to resolve to dispose a maximum of 230 million Nokia shares at a price determined by the Board. The authorization is proposed to allow disposal of shares in proportion other than that of the shareholders’ pre-emptive rights to the Company’s shares. The shares may also be disposed through public trading.

Furthermore, the Board will propose that it be authorized to increase the share capital of the Company by issuing new shares, stock options or convertible bonds in one or more issues. The increase of the share capital may amount to an aggregate maximum of EUR 55.5 million or 925 million shares. Of the increase, a maximum of EUR 3 million may result from incentive plans. The total proposed amount corresponds to approximately 19.9 per cent of the currently registered share capital and the total voting rights assuming the cancellation of the maximum number of shares according to the other proposal by the Board. The Board proposes to be authorized to disapply the shareholders’ pre-emptive rights to the Company’s shares.

It is proposed that all authorizations be effective as of March 28, 2004 until March 25, 2005.

Nokia Board of Directors will propose to increase the share capital of The Foundation of Nokia Corporation by EUR 5 million to be used for the purpose of the Foundation to support the scientific development of the information and telecommunications technologies and to promote education in the sector. The Nokia Corporation Foundation was founded in 1995 by a resolution of the Annual General Meeting of the Company. The capital of the Foundation is currently EUR 8 million. During its existence the Foundation has awarded scholarships and other means, pursuant to its charter and closely related to Nokia’s scope of business, for various research and development projects as well as for the promotion of education and post-graduate studies within information and telecommunications technology sector. Since 1995, the total amount of awards amounts to approximately EUR 2,4 million. The increase will ensure that the Foundation can continue to operate with its current long-term scope and will enable the Foundation to respond to an increasing demand for encouraging actions within research and development in the sector.

The proposals by the Board of Directors to the Annual General Meeting will be available on Nokia’s Internet pages at www.nokia.com/agm as of February 10, 2004, at the latest.

For more information – Media and Investor Contacts:

Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations, Europe, tel. +358 7180 34289

Investor Relations, US, tel. +1 972 894 4880

www.nokia.com

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PRESS RELEASE

January 22, 2004

Nokia Board Corporate Governance and Nomination Committee Presents a Proposal for Composition of the Board

Drs Robert van Oordt, member of the Nokia Board, has reached the Nokia Board’s retirement age of 68 years, and therefore will not stand for re-election to the Board of Directors of Nokia Corporation. He has been a member of the Nokia Board since 1998 and served as the chairman of the Audit Committee since 2001.

The Corporate Governance and Nomination Committee proposes to the Nokia Annual General Meeting on March 25, 2004 that the number of board members remains at nine and that the following persons be re-elected for a term of one year:  Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg.

Moreover, the Committee proposes that Professor John L. Thornton be elected as a new member of the Nokia Board for the next one-year term. John L. Thornton is Professor and Director of Global Leadership at Tsinghua University in Beijing. He retired in 2003 after more than 20 years at Goldman Sachs Group, Inc, where he last served as President and Co-Chief Operating Officer and as a member of the firm’s Board of Directors.

For more information - Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

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PRESS RELEASE

January 22, 2004

Nokia Introduces a New Equity Program for 2004:

• Increased Performance Orientation Through a Broad-Based Performance Shares Program

• Significant Reduction in Number of Stock Options

Nokia will introduce Performance Shares as the main element to its broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. As part of this change, the number of stock options to be granted will be significantly reduced as compared to 2003.

The target group for this new share-based incentive program continues to be broad and to include a wide number of employees on many levels of the organization. However, the number of actual participants will be smaller as the program increases the focus on rewarding achievement and on retaining high potential and critical employees. The use of performance shares and stock options will build a more optimal and well-balanced combination of share-based compensation elements for Nokia’s reward model.

The new, more diversified program aligns the potential value received by participants directly with the performance of the company. No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company’s Average Annual Net Sales Growth and EPS Growth (basic, reported) for 2004 to 2007. If required performance levels are achieved, the first payout will take place in 2006. The second and final payout, if applicable, will be in 2008.

Under the 2004 Program, approved by the Nokia Board of Directors, the maximum performance level for both criteria will result in the vesting of the maximum of 17 million Performance Shares.  If the threshold levels of performance are not achieved, none of the performance shares will vest. For performance between the threshold and maximum performance levels the payout follows a linear scale.

Under the 2004 Program, Nokia will issue significantly fewer stock options for incentive purposes than in 2003 when approximately 30 million options were granted under the Stock Option Program out of the maximum 94.6 million as approved by the Annual General Meeting the same year. In 2004, the maximum number of Stock Options to be granted is 7 million.

In addition, Nokia has used restricted shares on a very limited scale to retain high potential and critical employees. Going forward, the company will continue to use a limited number of Restricted Shares to recruit, retain, reward and motivate selected high potential and critical employees. In 2004, the maximum number of Restricted Shares to be granted is 2 million.

For more information - Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

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Additional Information about the Nokia 2004 Performance Share Program Criteria

Performance Shares represent a commitment by the company to deliver Nokia shares to employees at a future point in time subject to the company’s fulfillment of pre-defined performance criteria. Performance shares will vest subject to the company performance reaching at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company’s Average Annual Net Sales Growth and EPS Growth (basic, reported) for the 2004 to 2007 period.

Both the EPS and Average Annual Net Sales Growth criteria will have an equal weight of 50%. The initial threshold for the Average Annual Net Sales Growth criteria is 4% resulting in the vesting of up to 2 million Performance Shares.  Similarly, the first threshold for the annual EPS Growth criteria is 3% resulting in the vesting of up to 2 million Performance Shares. The maximum performance for Average Annual Net Sales Growth criteria is 16% resulting in the vesting of up to 8.5 million Performance Shares. Similarly, the maximum performance for the annual EPS Growth criteria is 12% resulting in the vesting of up to 8.5 million Performance Shares. Performance exceeding the maximum criteria does not increase the number of shares vesting.

Under the 2004 Program, the maximum performance level for both criteria will result in the vesting of the maximum of 17 million Performance Shares. For performance between the threshold and maximum performance levels the payout follows a linear scale.

The company will determine the method by which the shares are obtained for delivery after vesting, which may also include cash settlement.

As of December 31, 2003, the total dilution effect of Nokia’s stock options currently outstanding, assuming full dilution, is approximately 5% and the potential maximum effect of the new program would be approximately 0.6%.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel